Exhibit 99.42
Lions Gate Geological Consulting Inc.
FILED BY SEDAR
September 25, 2006
To: The Security Regulatory Authorities of each of the Provinces and Territories of Canada
Dear Sirs/Mesdames:
This letter is being filed as the consent of Susan F. Lomas, P. Geo, President and Principal Geologist, Lions Gate Geological Consulting Inc. to being named in the “Information Concerning Goldcorp” section of the management information circular (the “Circular”) of Glamis Gold Ltd. dated September 25, 2006 and to the inclusion of reference to the following report (the “Report”) in the Circular and of extracts from, or a summary of, the Report in the written disclosure (excluding the section entitled “Mineral Reserve and Resource Estimates”) contained in the Circular:
“Pueblo Viejo Project: Province of Sanchez Ramirez, Dominican Republic 43-101 Technical Report and Qualified Person’s Review” for Placer Dome Inc. dated October 26, 2005.
The whole of the
I hereby confirm that I have read the written disclosure from the Report included in the Circular and that it fairly and accurately represents the information in the Report that supports the disclosure (excluding the section entitled “Mineral Reserve and Resource Estimates”).

Sincerely,

/s/ Susan F. Lomas Susan F. Lomas, P. Geo,
President and Principal Geologist
Lions Gate Geological Consulting Inc.